Exhibit 99.1

company statement

For media enquiries please contact John Noble on
Tel: 61 2 8274 5206 Mob: 0407 000 040. For
investor/analyst enquiries please contact Steve Ashe on
Tel: 61 2 8274 5246 or Mob: 0408 164 011

10 September 2004

James Hardie Defers Resolution to Adopt Accounts

James Hardie today announced that it will defer a resolution to adopt its annual accounts for the year ended 31 March 2004, prepared under Dutch accounting principles, at its upcoming Annual General Meeting, scheduled for Friday 17 September in Amsterdam.

The company is taking this action to provide the opportunity, if necessary, to accommodate any impact which the recent Special Commission of Inquiry into the Medical Research and Compensation Foundation (the Inquiry) might have on the Company’s Financial Statements.

Chairman Meredith Hellicar said that, after taking independent expert advice, the Board and Audit Committee had decided to defer the resolution, in light of a number of issues, outlined below, which flow from the Inquiry, and the fact that the Commissioner is not expected to report to the NSW Governor before 21 September 2004.

The Company filed its accounts for the year ended 31 March 2004 with the Australian Stock Exchange on 13 May 2004. James Hardie is also required to prepare Dutch GAAP accounts, and these were proposed to be formally adopted at the AGM.

In the United States, as a New York Stock Exchange listed company, the Company’s reporting obligations also include the filing of a set of accounts for this period, known as 20-F, with the Securities and Exchange Commission (SEC). These are due to be filed on 30 September 2004.

Given allegations raised in the Inquiry, and in order to assist in completion of the preparation of the 20-F, the Audit Committee of the Board has decided to commission an internal investigation, conducted by independent legal advisors, consistent with US securities regulations, to investigate allegations of illegal acts and any potential impacts on the financial statements. It is expected that this internal inquiry may not be completed until the Company has access to the Inquiry Report from Commissioner Jackson to the NSW Governor.

Depending upon the release date of Commissioner Jackson’s report and the completion of internal reviews and actions, the 20-F filing may be delayed beyond the required date of 30 September 2004. If necessary, extensions of the filing date will be sought. Consistent with this, the Board does not consider it is appropriate to seek shareholder adoption of the Dutch GAAP accounts until these matters are resolved. Further notifications will be made in due course in relation to these filings and in relation to consideration of the Dutch GAAP accounts by shareholders at a future meeting.

The Company has previously announced a Special Committee of the Board to review submissions to, and outcomes from, the Inquiry and to make related recommendations to the Board on possible remedial and other action following the release of the Commissioner’s report. The Company said it will await the outcome of the Inquiry before determining its response to aspects of the Inquiry.

In addition, Ms Hellicar advised that the Company was monitoring future contingency provisioning but the Company is not yet in a position to finalise such accounting.

End.

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

John Noble
Telephone: 61 2 8274 5206
Mobile: 0407 000 040
Email: john.noble@jameshardie.com.au

Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer
 Company statements can contain forward-looking statements. Words such as “believe,’’ “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project, “ “predict, “ “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made

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